Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Hesai Group

禾 賽 科 技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

NOTICE OF AGM

Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the circular of Hesai Group (the “Company”) dated May 26, 2026.

NOTICE IS HEREBY GIVEN that the AGM of the Company will be held at No. 28, Ciyun Road, Yangcheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on Friday, June 26, 2026 at 1:30 p.m. (Beijing time) for the following purposes:

1.	To receive, consider and adopt the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors (the “Director(s)”) and auditors of the Company for the year ended December 31, 2025.

2.	(a)	(i)	To re-elect Dr. Yifan Li as an executive Director;

		(ii)	To re-elect Mr. Jia Ren as an independent non-executive Director;

		(iii)	To re-elect Dr. Hui Wang as an independent non-executive Director;

	(b)	To authorize the board of Directors (the “Board”) to fix the remuneration of the Directors.

3.	To re-appoint Messrs. Deloitte Touche Tohmatsu Certified Public Accountants LLP and Messrs. Deloitte Touche Tohmatsu as auditors of the Company and to authorize the Board to fix their remuneration.

4.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with Class B Ordinary Shares (including any sale and transfer of Class B Ordinary Shares out of treasury that are held as treasury shares) or securities convertible into Class B Ordinary Shares, or options, warrants or similar rights to subscribe for Class B Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class B Ordinary Shares or securities convertible into Class B Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class B Ordinary Shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class B Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class B Ordinary Shares or rights to acquire Class B Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2021 Plan;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares (including the sale and/or transfer of any Class B Ordinary Shares out of treasury and held as treasury shares) in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the Shareholders in general meeting,

shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly.

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the Directors to Shareholders whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

5.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares (including Class B Ordinary Shares underlying ADSs) and/or ADSs on Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Hong Kong Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

6.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT conditional upon the passing of resolutions set out in items 4 and 5 of this notice, the general mandate referred to in the resolution set out in item 4 of this notice be and is hereby extended by the addition to the aggregate number of (i) Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued and (ii) any Class B Ordinary Shares out of the treasury that are held as treasury shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of Shares and/or Shares underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 5 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution).”

7.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT subject to and conditional upon (i) the Hong Kong Stock Exchange granting the listing of, and permission to deal in, (a) the Subdivided Class B Ordinary Shares, (b) any Subdivided Class B Ordinary Shares which may be issued upon exercise of the share options and share awards granted and to be granted under the 2021 Plan; and (ii) the compliance with the requirements from NASDAQ and the Listing Rules to effect the Share Subdivision (as defined below), each of the issued and unissued ordinary shares of par value of US$0.0001 each be and is hereby subdivided into eight (8) ordinary shares of par value of US$0.0000125 each, and such Subdivided Shares shall rank pari passu in all respects with each other in accordance with the

Memorandum and Articles of Association and have the same rights and privileges and be subject to the same restriction as the Shares in issue prior to the Share Subdivision (save for the voting rights and conversion rights in relation to the Subdivided Class A Ordinary Shares as set out in the Memorandum and Articles of Association), after all relevant conditions have been met, being a day on which the Hong Kong Stock Exchange is open for business of dealing in securities (the “Share Subdivision”), such that after the Share Subdivision, the authorized share capital of the Company be changed from US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each, comprising (i) 50,000,000 Class A ordinary shares of a par value of US$0.0001 each, and (ii) 950,000,000 Class B ordinary shares of a par value of US$0.0001 each to US$100,000 divided into 8,000,000,000 shares of a par value of US$0.0000125 each, comprising (i) 400,000,000 Class A ordinary shares of a par value of US$0.0000125 each, and (ii) 7,600,000,000 Class B ordinary shares of a par value of US$0.0000125 each, and that any Director be and is hereby authorized for and on behalf of the Company to execute and deliver all such documents, instruments and agreements and to do all such acts or things deemed by such Director in his/her absolute discretion to be incidental to, ancillary to or in connection with the matters contemplated in and/or for implementation of the Share Subdivision including but not limited to, arranging for necessary filings in the Cayman Islands and Hong Kong, arranging to update the register of member of the Company and cancelling any Existing Share Certificates and issuing Subdivided Share Certificates to holders of the existing Shares pursuant to the Share Subdivision.”

The passing of all the above resolutions requires approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the AGM. The quorum of the AGM shall be one or more members holding in aggregate not less than 10 per cent (10%) of all votes attaching to all issued Shares, present in person or by proxy and entitled to vote at the AGM.

FORMS OF PROXY AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class B Ordinary Shares represented by the ADSs. Please refer to the form of proxy (for holders of Shares) or ADS voting card (for holders of ADS s), both of which are available on our website at investor.hesaitech.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying form of proxy to us (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the form of proxy by no later than 48 hours before the time appointed for the AGM, on Wednesday, June 24, 2026 at 1:30 p.m. (Hong Kong time) at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on Tuesday, June 16, 2026 to enable the votes attaching to the Class B Ordinary Shares represented by your ADSs to be cast at the AGM.

By Order of the Board
Hesai Group Dr. Yifan Li
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, May 26, 2026

As of the date of this notice, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.